UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc Board Appoints New Non-Executive Director and announces
Board Committee changes

The Hague, 28 October - The Board of Royal Dutch Shell plc announced today the appointment of Mr Gerard Kleisterlee, currently the President and Chief
Executive Officer of Koninklijke Philips Electronics NV, as non- executive director and member of the Audit Committee of the Board with effect from 1st
November 2010. Mr Charles Holliday, non-executive director of the Company since
1 September 2010, was appointed a member of the Remuneration Committee and of the Corporate and Social Responsibility Committee with effect from 1st January
2011. Mr Kleisterlee will together with other directors stand for election at the Annual General Meeting in 2011. Mr Nick Land, non-executive director since
June 2006 and a member of the Audit Committee and the Corporate and Social
Responsibility Committee, has elected to retire from the Board with effect from
31st October 2010.

Contacts:

Shell Investor Relations:
The Hague  Tjerk Huysinga +31 70 377 3996 / +44 207 934 3856
Houston Harold Hatchett +1 713 241 1019

Shell Media Relations:
International, US, UK Press  +44 20 7934 3600
The Netherlands and European Press +31 70 377 8750

END

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 28 October 2010	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary